EXHIBIT 99.1

Value Verification Process Between Hydro and Statoil Completed

OSLO, Norway, Jan. 29, 2007 (PRIME NEWSWIRE) -- Hydro and Statoil have completed a value verification process following the agreement between the companies' Board of Directors to merge Hydro's oil and gas activities with Statoil.

The purpose of the process has been to verify the information exchanged between the companies prior to signing the merger agreement announced December 18, 2006.

Following considerations of positive and negative elements in both companies, Hydro and Statoil have agreed on the following change to the financial terms of the merger: Hydro will transfer bonds to the new company as previously agreed but the corresponding cash amount will be NOK 1 billion less, thus net interest-bearing debt transferred to the new company will be NOK 1 billion as opposed to the zero debt reported when the merger was announced.

Reference is made to a separate news release from Hydro regarding asset write downs in the Gulf of Mexico, as well as a news release from Statoil regarding an increase in net interest bearing debt.

Apart from the above, all terms and conditions of the merger agreement remain unchanged and are not conditional on any further value verification.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 CONTACT:

 Investor contact
 Ada Christiane Rieker
 Telephone +47 22533273
 Cellular +47 95182718
 E-mail ada.christiane.rieker@hydro.com

 Press contact
 Bjoern Otto Sverdrup
 Telephone +47 22537287
 Cellular +47 91329296
 E-mail Bjorn.Otto.Sverdrup@hydro.com

 Norsk Hydro ASA
 Drammensveien 264
 N-0240 Oslo
 Norway
 Telephone: +47 22 53 81 00
 Fax: +47 22 53 27 25
 www.hydro.com